Exhibit 11.0  STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
              For the Twelve Months Ended March 31, 1999

Note: Basic earnings per share are computed based upon the weighted average common shares outstanding for periods subsequent to the Building and Loan's conversion to a stock savings bank on September 22, 1998. Earnings per share for 1999 are not meaningful.